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                                                                      Exhibit 12

                          ENRON CORP. AND SUBSIDIARIES
                      COMPUTATION OF RATIO OF EARNINGS TO
                           COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS
                                 (In Millions)
                                  (Unaudited)




                                                Nine Months                          Year Ended December 31,
                                                   Ended           ----------------------------------------------------------
                                                  9/30/97           1996           1995         1994         1993        1992
                                                 ----------------------------------------------------------------------------
Earnings available for fixed charges
   Net income (loss)                               $ (64)          $  584         $  520       $  453        $333        $329
   Less:
      Undistributed earnings and
       losses of less than 50% owned
       affiliates                                    (56)             (39)           (14)          (9)        (20)        (33)
      Capitalized interest of
       nonregulated companies                        (11)             (10)            (8)          (9)        (26)        (66)
   Add:
      Fixed charges (a)                              421              454            436          487         471         452
      Minority interests                              58               75             27           30          28          18
      Income tax expense (benefit)                  (109)             297            310          190         148          88
                                                   --------------------------------------------------------------------------
          Total                                    $ 239           $1,361         $1,271       $1,142        $934        $788
                                                   ==========================================================================

Preferred dividend requirements                    $  13           $   16         $   16       $   15        $ 17        $ 22
Ratio of income before provision
 for income taxes to net income (b)                 1.27             1.46           1.55         1.37        1.41        1.28
Preferred dividend factor on a
 pretax basis                                         17               23             25           21          24          28
Fixed charges
   Interest expense (a)                              384              404            386          445         436         430
   Rental expense representative of
    interest factor                                   37               50             50           42          35          22
                                                   --------------------------------------------------------------------------
          Total                                    $ 438           $  477         $  461       $  508        $495        $480
                                                   ==========================================================================

Ratio of earnings to combined fixed
 charges and preferred dividends                     (c)             2.85           2.76         2.25        1.89        1.64
                                                   ==========================================================================


(a)   Amounts exclude costs incurred on sales of accounts receivables.
(b) Represents net income before provision for income taxes dividend by net income, which adjusts dividends on preferred stock to a pretax basis.
(c) For the nine months ended September 30, 1997, earnings were inadequate to cover combined fixed charges and preferred stock dividends by $199 million.